AMENDMENT NO. 2

to the

AMENDED AND RESTATED
REVOLVING CREDIT AND TERM LOAN AGREEMENT

Amendment No. 2 (this "Amendment"), dated as of October 19, 2005, by and among **WASTE CONNECTIONS, INC.**, a Delaware corporation (the "Parent"), the subsidiaries of the Parent set forth on the signature pages hereto (collectively with the Parent, the "Borrowers"), **BANK OF AMERICA N.A.**, a national banking association having a place of business at 100 Federal Street, Boston, Massachusetts 02110 and the other banks and lending institutions (collectively, the "Lenders") set forth on the signature pages hereto, and **BANK OF AMERICA N.A.**, as administrative agent for the Lenders (the "Administrative Agent").

WHEREAS, the Borrowers, the Lenders and the Administrative Agent are parties to that certain Amended and Restated Revolving Credit and Term Loan Agreement, dated as of November 17, 2004 (as amended and in effect from time to time, the "Credit Agreement"); and

WHEREAS, the Borrowers have requested that the Administrative Agent and the Required Lenders agree, and the Administrative Agent and the Required Lenders have agreed, on the terms and subject to the conditions set forth herein, to amend certain of the terms and provisions of the Credit Agreement.

NOW THEREFORE, the parties hereto hereby agree as follows:

§1. **Defined Terms.** Capitalized terms which are used herein without definition and which are defined in the Credit Agreement shall have the same meanings herein as in the Credit Agreement.

§2. **Amendment to § 1.1 of the Credit Agreement:**

(a) The definition of "Capital Stock" appearing in § 1.1 is amended by inserting the clause "but excluding any debt security that is convertible into or exchangeable in whole or in part for Capital Stock prior to such conversion."

(b) The definition of Permitted Debt Offering Maturity Event is deleted and the following definition is inserted in its place: "Permitted Debt Offering Maturity Event" the date on which the aggregate amount of principal payments, principal returns, and/or redemptions in respect of a Permitted Debt Offering shall exceed $50,000,000 unless such event is waived or postponed in writing by the Required Lenders.

§3. **Amendment to § 8.6 of the Credit Agreement.** Section 8.6 of the Credit Agreement is hereby deleted in its entirety and the following new § 8.6 is inserted in its place:

"**§8.6 Restricted Payments and Redemptions**. The Borrowers shall not redeem, convert, retire or otherwise acquire shares of any class of its Capital Stock, or make any

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Restricted Payments, except that (a) the Borrowers may make Distributions to another Borrower, (b) the Parent may make Distributions and/or purchase shares of its Capital Stock in an annual aggregate amount not to exceed $75,000,000 plus one hundred percent (100%) of the cash proceeds received by the Parent from the exercise of stock options after January 1, 2003, (c) the Parent may, in addition to its rights granted pursuant to clause (b) above, purchase shares of its Capital Stock in an aggregate amount not to exceed $100,000,000, and (d) the Parent may, in addition to its rights granted pursuant to clauses (b) and (c) above, purchase shares of its Capital Stock in an amount not to exceed fifty percent (50%) of the Net Financing Proceeds from a Permitted Debt Offering which is in the form of convertible notes, provided that an amount equal to fifty percent (50%) of the Net Financing Proceeds from such Permitted Debt Offering is simultaneously applied *pro rata* to reduce outstanding Loans hereunder. Any Term Loan Lender may decline to accept any payments due to such Term Loan Lender pursuant to clause (d) above in which case such declined payments shall be used to repay the Revolving Credit Loans (but not reduce the Total Revolving Credit Commitment) on a *pro rata* basis in accordance with each Revolving Credit Lender's Commitment Percentage. In addition, the Borrowers shall not effect or permit any change in or amendment to any document or instrument pertaining to the terms of any Borrower's (other than the Parent's) Capital Stock. Notwithstanding the foregoing, no Borrower shall make any Distribution and/or purchase any of its Capital Stock under this §8.6 if (i) a Default or Event of Default exists or would be created by the making of such Distribution or by the purchase of such Capital Stock, as the case may be, or (ii) with respect to Distributions and/or purchases of its Capital Stock made under clauses (b) through (d) above, the Leverage Ratio taking into account such Distribution and/or such purchase would exceed 3.75 to 1.00."

§4.   Amendment to § 8.11(iv) of the Credit Agreement. Subsection 8.11(iv) of the Credit Agreement is hereby amended by inserting the following clause in the third line of such subsection "and make principal payments, principal returns and/or redemptions of the Convertible Subordinated Notes, in each case," immediately before "with proceeds of Subordinated Debt".

§5.   Representations and Warranties. Each of the Borrowers hereby represents and warrants to the Lenders as follows:

(a)   The representations and warranties contained in § 6 of the Credit Agreement are true and correct at and as of the date made and as of the date hereof, except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents and changes occurring in the ordinary course of business that singly or in the aggregate are not materially adverse, or to the extent that such representations and warranties relate expressly to an earlier date.

(b)   As of the date hereof, after giving effect to the provisions hereof, there exists no Event of Default or Default.

§6.   Effectiveness. This Amendment shall be effective upon the execution and delivery of this Amendment signed by each Borrower, the Administrative Agent and the Required Lenders.

§7.   Miscellaneous. This Amendment may be executed in any number of counterparts, but all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery by facsimile by any of the parties hereto of an executed counterpart of this Amendment shall be as effective as an original executed counterpart hereof and shall be considered a representation that an original executed counterpart hereof will be delivered.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

THE BORROWERS:

WASTE CONNECTIONS, INC.
AMERICAN DISPOSAL COMPANY, INC.
AMERICAN SANITARY SERVICE, INC.
ARROW SANITARY SERVICE, INC.
BITUMINOUS RESOURCES, INC.
BUTLER COUNTY LANDFILL, INC.
CAMINO REAL ENVIRONMENTAL CENTER, INC.
COLD CANYON LAND FILL, INC.
COMMUNITY REFUSE DISPOSAL INC.
CONTRACTORS WASTE SERVICES, INC.
CORRAL DE PIEDRA LAND COMPANY
CURRY TRANSFER & RECYCLING, INC.
D. M. DISPOSAL CO., INC.
DENVER REGIONAL LANDFILL, INC.
EMPIRE DISPOSAL, INC.
ENVIRONMENTAL TRUST COMPANY
ENVIRONMENTAL WASTE SYSTEMS, INC.
FINNEY COUNTY LANDFILL, INC.
G & P DEVELOPMENT, INC.
ISLAND DISPOSAL, INC.
J BAR J LAND, INC.
LEALCO, INC.
LES' COUNTY SANITARY, INC.
MADERA DISPOSAL SYSTEMS, INC.
MAMMOTH DISPOSAL COMPANY
MANAGEMENT ENVIRONMENTAL NATIONAL, INC.
MASON COUNTY GARBAGE CO., INC.
MILLENNIUM WASTE INCORPORATED
MISSION COUNTRY DISPOSAL
MORRO BAY GARBAGE SERVICE
MURREY'S DISPOSAL COMPANY, INC.
NEBRASKA ECOLOGY SYSTEMS, INC.
NOBLES COUNTY LANDFILL, INC.
NORTHERN PLAINS DISPOSAL, INC.

By: _____
               Worthing F. Jackman
               Chief Financial Officer

NORTHWEST CONTAINER SERVICES, INC.
OKLAHOMA CITY WASTE DISPOSAL, INC.
OKLAHOMA LANDFILL HOLDINGS, INC.
OSAGE LANDFILL, INC.
PSI ENVIRONMENTAL SERVICES, INC.
PSI ENVIRONMENTAL SYSTEMS, INC.
RED CARPET LANDFILL, INC.
RH FINANCIAL CORPORATION
RHINO SOLID WASTE, INC.
RURAL WASTE MANAGEMENT, INC.
SAN LUIS GARBAGE COMPANY
SCOTT SOLID WASTE DISPOSAL COMPANY
SEDALIA LAND COMPANY
SOUTH COUNTY SANITARY SERVICE, INC.
SOUTHERN PLAINS DISPOSAL, INC.
TACOMA RECYCLING COMPANY, INC.
TENNESSEE WASTE MOVERS, INC.
WASCO COUNTY LANDFILL, INC.
WASTE CONNECTIONS MANAGEMENT SERVICES, INC.
WASTE CONNECTIONS OF ALABAMA, INC.
WASTE CONNECTIONS OF ARIZONA, INC.
WASTE CONNECTIONS OF ARKANSAS, INC.
WASTE CONNECTIONS OF CALIFORNIA, INC. (F/K/A AMADOR DISPOSAL SERVICE, INC.)
WASTE CONNECTIONS OF COLORADO, INC.
WASTE CONNECTIONS OF IDAHO, INC. (F/K/A MOUNTAIN JACK ENVIRONMENTAL SERVICES, INC.)
WASTE CONNECTIONS OF ILLINOIS, INC.
WASTE CONNECTIONS OF IOWA, INC. (F/K/A WHALEY WASTE SYSTEMS INC.)
WASTE CONNECTIONS OF KANSAS, INC.
WASTE CONNECTIONS OF KENTUCKY, INC.
WASTE CONNECTIONS OF MINNESOTA, INC. (F/K/A RITTER'S SANITARY SERVICE, INC.)
WASTE CONNECTIONS OF MISSISSIPPI, INC. (F/K/A LIBERTY WASTE SERVICES OF MISSISSIPPI HOLDINGS, INC.)
WASTE CONNECTIONS OF MISSOURI, INC.
WASTE CONNECTIONS OF MONTANA, INC.
WASTE CONNECTIONS OF NEBRASKA, INC.
WASTE CONNECTIONS OF NEW MEXICO, INC.

By: _____
           Worthing F. Jackman
           Chief Financial Officer

WASTE CONNECTIONS OF OKLAHOMA, INC. (F/K/A B & B SANITATION, INC.)
WASTE CONNECTIONS OF OREGON, INC. (F/K/A SWEET HOME SANITATION
SERVICE, INC.)
WASTE CONNECTIONS OF SOUTH DAKOTA, INC.(F/K/A NOVAK ENTERPRISES, INC.)
WASTE CONNECTIONS OF TENNESSEE, INC. (FKA LIBERTY WASTE SERVICES OF
TENNESSEE HOLDINGS, INC.)
WASTE CONNECTIONS OF THE CENTRAL VALLEY, INC. (F/K/A/ KINGSBURG
DISPOSAL SERVICE, INC.)
WASTE CONNECTIONS OF UTAH, INC.
WASTE CONNECTIONS OF WASHINGTON, INC.
WASTE CONNECTIONS OF WYOMING, INC.
WASTE CONNECTIONS TRANSPORTATION COMPANY, INC.
WASTE SERVICES OF N.E. MISSISSIPPI, INC.
WCI OF GEORGIA, INC.
WEST BANK ENVIRONMENTAL SERVICES, INC.
WEST COAST RECYCLING AND TRANSFER, INC.
WYOMING ENVIRONMENTAL SERVICES, INC.
WYOMING ENVIRONMENTAL SYSTEMS, INC.

By: _____

Worthing F. Jackman
Chief Financial Officer

COLUMBIA RESOURCE CO., L.P.
FINLEY-BUTTES LIMITED PARTNERSHIP

By: Management Environmental National, Inc.,
         its General Partner

     By: _____

Worthing F. Jackman
Chief Financial Officer

EL PASO DISPOSAL, LP

By: Waste Connections of Texas, LLC,
        its General Partner

        By: Waste Connections Management Services, Inc.,
                its Manager

        By: _____
                Worthing F. Jackman
                Chief Financial Officer

SANTEK ENVIRONMENTAL OF MISSISSIPPI, L.L.C.
WASTE SERVICES OF MISSISSIPPI, LLC

By: Waste Connections, Inc.,
        its Managing Member

        By: _____
                Worthing F. Jackman
                Chief Financial Officer

WASTE CONNECTIONS OF TEXAS, LLC

By: Waste Connections Management Services, Inc.,
        its Manager

        By: _____
                Worthing F. Jackman
                Chief Financial Officer

RAILROAD AVENUE DISPOSAL, LLC
SCOTT WASTE SERVICES, LLC

By: Waste Connections, Inc.
        Its Manager

        By: _____
                Worthing F. Jackman
                Chief Financial Officer

WASTE SOLUTIONS GROUP OF SAN BENITO, LLC

By: Waste Connections, Inc.,
        its Manager

By: _____
        Worthing F. Jackman
        Chief Financial Officer

BANK OF AMERICA, N.A,
as Administrative Agent

By:_____
     Maria F. Maia
     Managing Director

BANK OF AMERICA, N.A,
as Lender

By:_____
     Maria F. Maia
     Managing Director

DEUTSCHE BANK TRUST COMPANY AMERICAS,
individually and as Syndication Agent

By:_____
          Name:
          Title:

WELLS FARGO BANK, N.A.

By:_____
        Name:
        Title:

CALYON NEW YORK BRANCH

By:_____
          Name:
          Title:

UNION BANK OF CALIFORNIA, N.A.

By:_____
        Name:
        Title:

LASALLE BANK NATIONAL ASSOCIATION

By:_____
        Name:
        Title:

U.S. BANK NATIONAL ASSOCIATION

By:_____
      Name:
      Title:

JPMORGAN CHASE

By:_____
            Name:
            Title:

GUARANTY BANK

By:_____
               Name:
               Title:

FIRST BANK D/B/A FIRST BANK & TRUST

By:_____
    Name:
    Title:

KEYBANK NATIONAL ASSOCIATION

By:_____
        Name:
        Title:

**COMMERZBANK AG, NEW YORK
AND GRAND CAYMAN BRANCHES**

By:_____
     Name:
     Title:

By:_____
     Name:
     Title:

CITICORP NORTH AMERICA, INC.

By:_____
        Name:
        Title:

BANK OF THE WEST

By:_____

      Name:

      Title:

PEOPLE'S BANK

By:_____
          Name:
          Title:

BANK OF SCOTLAND

By:_____
        Name:
        Title: